103 8143
1-14712

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

Enclosures:

A press release dated March 25, 2002, announcing the application of the Agreement dated February 27, 2001, between France Telecom SA, Vodafone Group Plc, Vodafone AG and Vodafone Jersey Investments Limited.


france telecom

www.francetelecom.com

Paris, March 25, 2002 - In application of the Agreement dated 27 February 2001 entered into between France Telecom SA, Vodafone Group Plc, Vodafone AG (formerly called Mannesman AG) and Vodafone Jersey Investments Limited, France Telecom has repurchased from Vodafone Jersey Investments Limited 49,729,861 ordinary shares of France Telecom for a total consideration of 4,972,986,100 euros (such consideration being paid to a small group of banks with whom Vodafone Jersey Investments Limited monetized this receivable in April 2001).

This transaction is the last one in relation with the original acquisition of 100% of Orange Plc in 2000.

Contact:

Nilou Du Castel
Nilou.ducastel@francetelecom.com
+33 1 44 44 93 93

Press release

France Telecom
Corporate Communication
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 22 22
Fax : +33 1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM



Dated: March 27, 2002

By: ____________________
Name: Jean-Claude Grynberg
Title: Director, Investor Relations